

February 5, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NEXTERA ENERGY CAPITAL HOLDINGS, INC., under the Exchange Act of 1934:

- 2.989% Debentures, Series due February 10, 2030

- 3.624% Debentures, Series due February 10, 2034

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com